Exhibit 12.1

DCP Midstream, LP
Computation of Ratio of Earnings to Fixed Charges

The table below sets forth the computation of Ratios of Earnings to Fixed Charges:

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016 (a)	2015 (a)	2014 (a)	2013 (a)	2012 (a)
	(Millions)
Earnings from continuing operations before fixed charges:
Pretax income from continuing operations attributable to partners before earnings from unconsolidated affiliates	$(60)	$(148)	$(1,157)	$476	$554	$546
Fixed charges	224	324	355	322	290	274
Amortization of capitalized interest	5	7	7	6	5	4
Distributed earnings from unconsolidated affiliates	234	282	184	82	35	34
Less:
Capitalized interest	(4)	(1)	(32)	(34)	(40)	(79)
Earnings from continuing operations before fixed charges	$399	$464	$(643)	$852	$844	$779

Fixed charges:
Interest expense, net of capitalized interest	213	300	310	277	239	185
Capitalized interest	4	1	32	34	40	79
Estimate of interest within rental expense	1	2	2	1	2	2
Amortization of deferred loan costs	6	21	11	10	9	8
Total fixed charges	$224	$324	$355	$322	$290	$274

Ratio of earnings to fixed charges (b)	1.78	1.43	—	2.65	2.91	2.84

(a)
The financial information for the the years ended December 31, 2016, 2015, 2014, 2013 and 2012 includes the results of The DCP Midstream Business, which we acquired from DCP Midstream, LLC on January 1, 2017. This transfer of net assets between entities under common control was accounted for as if the transfer occurred at the beginning of the period, and prior years were retrospectively adjusted to furnish comparative information similar to the pooling method.

(b)	Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $998 million.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations attributable to partners before earnings from unconsolidated affiliates, plus fixed charges, plus amortization of capitalized interest, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.